Exhibit 1

MIND CTI Reports Fourth Quarter and Full Year 2025 Results
* MIND CTI to Host Annual Meeting of Shareholders

Yoqneam, Israel, March 10, 2026 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product-based solutions for service providers, unified communications (UC) analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its fourth quarter of 2025 and its full year ended December 31, 2025.

The following will summarize our business in the fourth quarter of 2025 and provide a more detailed review of the financial results for the quarter and for the full year. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights of Q4 2025
•	Revenues of $4.9 million, compared with $5.2 million in the fourth quarter of 2024.
•	Operating income of $0.8 million, or 17% of total revenue, compared with $1.3 million, or 25% of revenue in the fourth quarter of 2024.
•	Net income of $1.0 million, or $0.05 per share, compared with $1.2 million, or $0.06 per share in the fourth quarter of 2024.
•	Cash flow from operating activities of $1.2 million, compared with $0.3 million in the fourth quarter of 2024.

Financial Highlights of Full Year 2025
•	Revenues of $19.4 million, compared with $21.4 million in 2024.
•	Operating income of $2.1 million, or 11% of total revenue, compared with $4.4 million, or 20% of total revenue in 2024.
•	Net income of $2.6 million, or $0.13 per share, compared with $4.6 million, or $0.23 per share in 2024.
•	Cash flow from operating activities of $4.0 million, compared with $4.1 million in 2024.
•	Cash position of approximately $13.6 million as of December 31, 2025.

Ariel Glassner, MIND CTI’s Chief Executive Officer, commented: “Market conditions throughout 2025 remained challenging. Industry consolidation continued to reshape our customer base, with a few customers undergoing merger-related changes that impacted operational priorities and spending patterns. At the same time, the rapid emergence of AI-driven solutions is increasing pricing pressure and accelerating customers’ focus on cost reduction and efficiency. As a result of these dynamics, together with continued customer churn and lower spending levels, we experienced an expected decrease in revenues during 2025. Based on our current visibility, we believe these headwinds are likely to continue to weigh on our revenues into 2026. Looking ahead, we remain committed to prioritizing investments in technology transformation and the integration of AI capabilities. In parallel, we are deploying refreshed go-to-market initiatives designed to capture emerging opportunities.  While our industry is characterized by long sales cycles, we believe that our renewed efforts, which include improvements in our sales team, will strengthen our execution and will position MIND to pursue new business opportunities.”

Revenue Distribution for Q4 2025
Revenues in Europe represented 55%, the Americas represented 39%, and the rest of the world represented 6% of our total revenues.

Revenues from our customer care and billing software were $2.6 million, or 54% of our total revenues, enterprise messaging were $1.6 million, or 32% of our total revenues, and enterprise UC analytics were $0.7 million, or 14% of total revenues (including revenues of aurenz).

Revenues from maintenance and additional services were $4.8 million, or 98% of our total revenues, while licenses were $0.1 million, or 2% of our total revenues.

Revenue Distribution for Full Year 2025
Revenues in Europe represented 59%, the Americas represented 34%, and the rest of the world represented 7% of our total revenues.

Revenues from our customer care and billing software were $9.6 million, or 50% of our total revenues, enterprise messaging were $6.9 million, or 35% of our total revenues, and enterprise UC analytics were $2.9 million, or 15% of our total revenues (including revenues of aurenz).

Revenues from maintenance and additional services were $18.7 million, or 96% of our total revenues, while licenses were $0.7 million, or 4% of our total revenues.

Follow-on Orders in 2025
Throughout 2025, we had multiple follow-on orders. The follow-on orders from long-time existing customers mainly included license upgrades, based on number of subscribers, enhancements of scope with additional functionality, integrations with new network elements, and upgrades to newer versions.

Share Buyback
As previously announced, the Board of Directors has approved a change to the Company’s capital return policy for the current period, transitioning from its prior annual dividend to a share repurchase program.

AGM
MIND also announced today that its 2026 Annual General Meeting of Shareholders will be held on May 6, 2026, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam 2066724, Israel.

Shareholders of record at the close of business on April 1, 2026 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail.

The agenda of the Meeting is as follows:

i.
to re-appoint Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

ii.	to re-elect Mr. Itay Barzilay as a Class II director of the Company until the close of 2029 Annual General Meeting of Shareholders of the Company;
iii.	to elect Mr. Asher Mechlovich as a Class II director of the Company until the close of 2029 Annual General Meeting of Shareholders of the Company;
iv.	to re-elect Mr. Joseph Tenne as a Class I director of the Company until the close of 2028 Annual General Meeting of Shareholders of the Company; and
v.	to discuss the Company’s audited financial statements for the year ended December 31, 2025.

Shareholders are entitled to propose an agenda item for the Meeting if they notify the Company within 14 days of this notice, subject to applicable law.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over thirty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements", expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company's annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Janice Kaye
MIND C.T.I. Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	U.S. dollars in thousands (except per share data)

REVENUES	$4,886	$5,199	$19,457	$21,446
COST OF REVENUES	2,177	2,309	9,536	10,709
GROSS PROFIT	2,709	2,890	9,921	10,737
OPERATING EXPENSES:
Research and development	1,064	827	4,051	3,391
Selling and marketing	399	339	1,465	1,286
General and administrative	440	404	2,319	1,683
Total operating expenses	1,903	1,570	7,835	6,360
OPERATING INCOME	806	1,320	2,086	4,377
FINANCIAL INCOME, net	139	67	681	587
INCOME BEFORE TAXES ON INCOME	945	1,387	2,767	4,964
TAXES ON INCOME	(5)	149	163	334
NET INCOME	$950	$1,238	$2,604	$4,630

EARNINGS PER SHARE - in U.S. dollars:
Basic	$0.05	$0.06	$0.13	$0.23
Diluted	$0.05	$0.06	$0.13	$0.22

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,663	20,484	20,466	20,297
Diluted	20,754	20,706	20,628	20,581

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31,
	2025	2024
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,116	$4,452
Short-term bank deposits	5,237	11,108
Marketable securities	200	193
Accounts receivable, net	1,713	2,498
Other current assets	486	493
Prepaid expenses	330	175
Total current assets	16,082	18,919

NON-CURRENT ASSETS:
Accounts receivable, net	-	448
Severance pay fund	1,596	2,346
Deferred income taxes	147	108
Property and equipment, net	126	156
Right-of-use assets, net	876	861
Intangible assets, net	1,376	135
Goodwill	9,963	7,729
Total assets	$30,166	$30,702

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$546	$769
Other current liabilities and accruals	1,434	1,469
Current maturities of lease liabilities	255	188
Deferred revenues	1,960	849
Total current liabilities	4,195	3,275

LONG-TERM LIABILITIES:
Deferred revenues	239	108
Lease liabilities, net of current maturities	674	637
Accrued severance pay	1,596	2,346
Deferred income taxes	413	40
Total liabilities	7,117	6,406

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	28,020	27,904
Accumulated other comprehensive loss	(625)	(1,207)
Accumulated deficit	(3,470)	(1,572)
Treasury shares	(930)	(883)
Total shareholders’ equity	23,049	24,296
Total liabilities and shareholders’ equity	$30,166	$30,702

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$950	$1,238	$2,604	$4,630
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	68	45	270	186
Deferred income taxes, net	(9)	(6)	(99)	(43)
Accrued severance pay	10	22	48	46
Unrealized gain from marketable securities	(2)	(1)	(7)	(11)
Realized loss on sale of property and equipment	-	-	11	-
Employees share-based compensation expenses	45	62	199	252
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, net	304	(380)	1,496	(4)
Decrease (increase) in other current assets	(54)	(129)	52	42
Decrease (increase) in prepaid expenses	35	97	(138)	101
Increase (decrease) in accounts payable	(116)	232	(325)	(173)
Increase (decrease) in other current liabilities and accruals	115	(306)	(802)	(264)
Change in operating lease liability	6	7	89	12
Increase (decrease) in deferred revenues	(139)	(573)	588	(660)
Net cash provided by operating activities	1,213	308	3,986	4,114

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7)	(3)	(27)	(10)
Acquisition of a subsidiary, net of cash acquired	-	-	(1,533)	-
Severance pay funds	(10)	(22)	(48)	(55)
Proceeds from redemption of short-term bank deposits	1,869	1,497	5,882	2,356
Net cash provided by investing activities	1,852	1,472	4,274	2,291

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	-	(4,502)	(4,868)
Purchase of treasury shares	(130)	-	(130)	-
Net cash used in financing activities	(130)	-	(4,632)	(4,868)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(8)	(62)	36	(43)

INCREASE IN CASH AND CASH EQUIVALENTS	2,927	1,718	3,664	1,494
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	5,189	2,734	4,452	2,958
BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF PERIOD	$8,116	$4,452	$8,116	$4,452